SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL and American Airlines Announce Frequent Flyer
Program and Codeshare Agreements

Beginning 4Q09, American will add its code to GOL flights from Sao Paulo, Rio de Janeiro,
Belo Horizonte, Salvador and Recife offering passengers seamless connections

São Paulo, July 8, 2009 – GOL Linhas Aéreas Inteligentes S.A. (“Company”, Bovespa: GOLL4 and NYSE: GOL), the largest low cost and low-fare airline in Latin America, announces today it has entered into a reciprocal frequent flyer agreement with American Airlines, which will allow members of each frequent flyer program to earn and redeem miles on each other’s airline and lays the groundwork for a code-share agreement.

"This agreement adds additional value for each airline’s customers. With this collaboration, not only are we offering SMILES members service across the United States but we’re also providing access to destinations in all continents through a partner that offers a high quality product," says Constantino de Oliveira Junior, GOL’s CEO. "Similarly, GOL will now offer American Airlines customers access to more destinations within South America’s largest country and the continent’s fastest growing airline."

Beginning August 1, 2009, SMILES members will earn miles when they purchase and fly on an eligible fare ticket on American Airlines*. Alternatively, AAdvantage® members will earn miles when they fly on an eligible fare ticket on GOL or VARIG. In the second half of 2009, members will also be able to redeem miles for travel on any of the airlines.

"We are starting to see the results of the hard work our Alliance, Pricing, Planning and IT teams launched over a year ago to better integrate GOL and the international airline community,” says Wilson Maciel Ramos, GOL’s vice president - planning and IT.

In addition to the benefits of the frequent flyer agreement, GOL and American have a Memorandum of Understanding for the implementation of a code-share agreement, expected to start in the 4Q09. Under the agreement, American will add its code to GOL flights from Sao Paulo, Rio de Janeiro, Belo Horizonte, Salvador and Recife offering passengers seamless connections.

American Airlines, a member of the oneworld global alliance, operates the largest number of weekly frequencies between Brazil and the United States (nearly 60). The carrier offers daily flights from Dallas, Miami and New York to five Brazilian cities – Belo Horizonte (Confins), Recife, Rio de Janeiro, Salvador and Sao Paulo –, operated by Boeing 777-200, 767-300 and 757-300. Together, GOL and American offer 4,200 daily flights to more than 300 destinations around the globe.

* During the first month of the partnership, miles earned for flights may take up to three weeks to be posted to SMILES members’ accounts.

Press Release

CONTACT:

Investor Relations

Leonardo Pereira - CFO and IRO
Rodrigo Alves - Head of IR
Phone: +55 (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri

Corporate Communication
Phone: +55 (11) 2128-4413
comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brasil)
Carolina Stefanini and Erica Arruda
Phone: +55 (11) 2128-4420
carolina.stefanini@fsb.com.br
erica.arruda@fsb.com.br

Edelman (USA and Europe):
M. Smith and N. Dean
Phone: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle dean@edelman com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and nine major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

About American Airlines

American Airlines, American Eagle and AmericanConnection® serve 250 cities in 40 countries with, on average, more than 3,400 daily flights. The combined network fleet numbers more than 900 aircraft. American's award-winning Web site, AA.com®, provides users with easy access to check and book fares, plus personalized news, information and travel offers. American Airlines is a founding member of the oneworld® Alliance, which brings together some of the best and biggest names in the airline business, enabling them to offer their customers more services and benefits than any airline can provide on its own. Together, its members serve nearly 700 destinations in more than 130 countries and territories. American Airlines, Inc. and American Eagle Airlines, Inc. are subsidiaries of AMR Corporation. AmericanAirlines, American Eagle, AmericanConnection, AA.com, We know why you fly and AAdvantage are registered trademarks of American Airlines, Inc. (NYSE: AMR)

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.